VIA EDGAR

November 27, 2006

Jeff Long

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549

RE:	Old Mutual Advisor Funds

1933 Act File No. 333-116057

1940 Act File No. 811-21587

CIK No. 0001292278

Correspondence

Dear Mr. Long:

This letter responds to the issues raised in our telephone conversation of November 2, 2006 regarding the 485(a) filing of Old Mutual Advisor Funds (the “Trust”) filed with the Securities and Exchange Commission (the “Commission”) on September 15, 2006.

You requested that this letter respond to the following issues.

1.	Reimbursement of fees waived under expense limitation agreements.

The staff asked that the footnote to the “Fee Waivers and/or Expense Reimbursement” line item in the Fees and Expense tables clarify that Old Mutual Capital Inc., the investment advisor to the Trust, may only seek reimbursement of waived operating expenses under the expense limitation agreement, if such reimbursement does not cause the operating expenses of a series fund of the Trust in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed.

Response: We have added the language to the footnote.

2.	Use of estimated “Other Expenses” in Fees and Expense tables.

The staff said it would not object if the Trust estimated “Other Expenses” in the Fees and Expenses tables for certain of the series funds’ share classes, since those classes were relatively new and contained little more than seed capital.

Response: The following chart outlines the series funds and share classes for which estimated “Other Expenses” will be used and the share class for which the estimates are based:

	Class(es) Using Estimated “Other Expenses”	Class for which “Other Expenses” are Based
Asset Allocation Balanced	Class Z	Class C
Asset Allocation Conservative	Class Z	Class C
Asset Allocation Growth	Class Z	Class C
Asset Allocation Moderate Growth	Class Z	Class C
Clay Finlay China	Class A, Class C, and Class Z	Institutional Class
Clay Finlay Emerging Markets	Class A, Class C, and Class Z	Institutional Class
Copper Rock Emerging Growth	Class C and Class Z	Class A
International Equity	Class A, Class C, and Class Z	Institutional Class

The post-effective amendment to the Trust’s registration statement on Form N-1A, pursuant to Rule 485(b) under the Securities Act of 1933, filed today incorporates the clarified language regarding reimbursement of fees under expense limitation agreements and the estimated expense structure as discussed above.

We acknowledge the following:
*	The Trust is responsible for the adequacy and accuracy of the disclosure in its filings;
*

Comments by the staff of the Commission or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

*	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                If you have any questions or comments, please call me at 720-200-7726.

Sincerely,

/s/ Karen S. Proc

Karen S. Proc

Associate General Counsel

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